Düsseldorf, May 30, 2007

Ad hoc Announcement

E.ON AG: Package of Strategic Initiatives

€7 billion share buyback program decided

€60 billion of investment program decided

Targets set for 2010: 10 percent annual average adjusted EBIT increase and 10 to 20 percent annual average dividend growth

Capital structure to be managed using debt factor

E.ON’s Board of Management and Supervisory Board have approved a share buyback program, in accordance with a resolution passed at E.ON’s Annual Shareholders Meeting on May 3, 2007, giving management such authority of up to 10 percent of the capital stock. On this basis, €7 billion E.ON shares will be bought back by the end of 2008.

In addition, the Board of Management and Supervisory Board have decided that E.ON will initiate investments totaling €60 billion by 2010 in order to expand the company’s business and achieve targeted growth in its core European market and adjacent growth regions. E.ON’s extensive new build and investment program will increase the company’s generating capacity by about 50 percent by 2010.

The Board of Management has set a target of increasing E.ON’s adjusted EBIT, which was €8.4 billion in 2006, to €12.4 billion by 2010, an annual average increase of about 10 percent. E.ON expects most of the earnings improvements to come from planned growth investments and operational improvement initiatives. E.ON aims to increase dividends by 10 to 20 percent on average through 2010.

The Board of Management has decided to introduce a new steering measure—the debt factor—to manage E.ON’s capital structure. The debt factor is the ratio between economic net debt and adjusted EBITDA. Economic net debt includes financial liabilities as well as pension and asset retirement obligations. It amounted to €18.2 billion at the end of 2006. E.ON’s adjusted EBITDA for 2006 was €11.8 billion, resulting in a debt factor of 1.5. To achieve a more efficient capital structure, E.ON has set itself a debt factor target of 3.

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Deutschland / Germany

ISIN:
DE0007614406 (DAX)
WKN:
761440
Listed:
Official market in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of ad hoc announcement – May 30, 2007